EXHIBIT 11.1

SunTrust Banks, Inc.

Statement re: Computation of Per Share Earnings

(In thousands, except per share data)

	Year Ended December 31
	2005	2004	2003	2002	2001	2000
Basic
Net income	$1,987,239	$1,572,901	$1,332,297	$1,331,809	$1,375,537	$1,294,100
Average basic common shares	359,066	299,375	278,295	282,495	287,702	297,834

Earnings per common share - basic	$5.53	$5.25	$4.79	$4.71	$4.78	$4.35

Diluted
Net income	$1,987,239	$1,572,901	$1,332,297	$1,331,809	$1,375,537	$1,294,100
Average common shares outstanding	359,066	299,375	278,295	282,495	287,702	297,834
Incremental shares outstanding [1]	4,388	3,934	3,139	3,557	3,882	3,122

Average diluted common shares	363,454	303,309	281,434	286,052	291,584	300,956

Earnings per common share - diluted	$5.47	$5.19	$4.73	$4.66	$4.72	$4.30

[1]	Includes the incremental effect of stock options and restricted stock outstanding computed under the treasury stock method.